[Letterhead of  BioVeris Corporation]

July 26 , 2007

Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-8
Registration Number 333-113173
Filed July 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement Post-Effective Amendment (the “Registration Statement Post-Effective Amendment”) of BioVeris Corporation, a Delaware company (“BioVeris”), and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission (the “Commission”). The Registration Statement Post-Effective Amendment is being withdrawn due to the fact that the Registration Statement Post-Effective Amendment was filed via EDGAR under an incorrect form type, the correct form type for this Registration Statement Post-Effective Amendment is “S-8 POS”. BioVeris further advises the Commission that no securities included in the Registration Statement Post-Effective Amendment have been sold or otherwise distributed.

Your assistance in this matter is greatly appreciated. Please feel free to contact Paul D. Hodgdon at (212) 450-4502 at Davis Polk & Wardwell with any questions you may have.

Sincerely,

BIOVERIS CORPORATION

/s/ Steve A. Oldham

Steve A. Oldham
Vice President and Assistant Secretary